UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Accel Entertainment, Inc.
(Name of Subject Company and Filing Person (Issuer))
Warrants to Purchase Shares of Class A-1 Common Stock
(Title of Class of Securities)
00436Q114
(CUSIP Number of Class of Securities)
Derek Harmer
General Counsel and Chief Compliance Officer
140 Tower Drive
Burr Ridge, Illinois 60527
(630) 972 -2235
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies of communications to:
Mark Stevens, Esq.
Nicolas H.R. Dumont, Esq.
Fenwick & West LLP
902 Broadway, Suite 14
New York, NY 10010
(212) 430-2600
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee
$15,839,984.16	$2,056.03

(1)
The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. Accel Entertainment, Inc. (the “Company”) is offering holders of a total of 7,333,326 Accel Warrants (as defined below) issued by the Company and outstanding as of June 1, 2020, 0.250 shares of the Company’s Class A-1 common stock, par value $0.0001 per share (the “Class A-1 Common Stock”), in exchange for each Accel Warrant tendered and exchanged pursuant to the Offer (as defined below). The transaction value was determined by using the average of the high and low prices of the Accel Warrants as reported on the NYSE on July 9, 2020, which was $2.16.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,088.11	Filing Party: Accel Entertainment, Inc.
Form or Registration No.: Form S-4	Date Filed: July 14, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Accel Entertainment, Inc. (the “Company,” “us” or “we”), a Delaware corporation. This Schedule TO relates to an offer by the Company to each of its warrant holders described below to receive 0.250 shares of Class A-1 Common Stock in exchange for every outstanding Accel Warrant of the Company tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated July 14, 2020 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B).
Certain of our affiliates have agreed to tender their Outstanding Warrants in the Offer pursuant to a tender and exchange agreement (the “Tender and Exchange Agreement”). The Tender and Exchange Agreement relates to approximately 94% of the Private Placement Warrants. See the section of the Prospectus/Offer to Exchange entitled “The Offer — Transactions and Agreements Concerning Our Securities.”
The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.
Item 1. Summary Term Sheet.
The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.
Item 2. Subject Company Information.
(a)Name and Address. The name of the issuer is Accel Entertainment, Inc. The Company’s principal executive offices are located at 140 Tower Drive, Burr Ridge, IL 60527. The Company’s telephone number is (630) 972-2235.
(b)Securities. The subject securities include:
The Company’s warrants that entitle the holder to purchase one share of our Class A-1 Common Stock at a purchase price of $11.50 , subject to certain adjustments, that were (i) originally sold as part of the units issued in our initial public offering, which closed on June 30, 2017 (the “Pace IPO”), referred to as the “Pace Public Warrants”, (ii) privately offered in connection with Pace IPO, based on an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), referred to as the “Pace Private Placement Warrants”, (iii) privately offered in connection with the business combination consummated by the Company on November 20, 2019, referred to as the “Business Combination Private Placement Warrants” and (iv) issued in a registered offering in connection with the business combination, referred to as the “Accel Public Warrants” (collectively, referred to as the “Outstanding Warrants”, and the Outstanding Warrants together with the Pace Public Warrants, the “Accel Warrants”). As of June 1, 2020, there were 22,333,308 Accel Warrants outstanding.
Our Class A-1 Common Stock and Accel Warrants are listed on the New York Stock Exchange (the “NYSE”) under the symbols “ACEL,” and “ACEL.WS”, respectively. The Pace Private Placement Warrants and Pace Public Warrants are governed by the Warrant Agreement, dated as of June 27, 2017, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “IPO Warrant Agreement”). The Accel Public Warrants and the Business Combination Private Placement Warrants are governed by the Warrant Agreement, dated as of November 20, 2019, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Business Combination Warrant Agreement” and, together with the IPO Warrant Agreement, the “Warrant Agreements”).
The Company previously provided notice that it will redeem 100% of the Pace Public Warrants in accordance with their terms on July 16, 2020 (the “Public Warrant Redemption”). Accordingly, although the Offer is extended to the Pace Public Warrants, the redemption of the Pace Public Warrants is expected to be consummated prior to the expiration of the Offer, and therefore no Pace Public Warrants are expected to remain outstanding at the time the Offer is consummated. See the section of the Prospectus/Offer to Exchange entitled “The Offer — Background and Purpose of the Offer” for more information. For additional detail regarding the Tender and Exchange Agreement, see the section of the Prospectus/Offer to Exchange entitled “The Offer—Transactions and Agreements Concerning Our Securities—Tender and Exchange Agreement.”
(c)Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer — Market Information, Dividends and Related Stockholder Matters” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a)Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s Directors and Executive Officers as of July 13, 2020 are listed in the table below. The business address for each such person is c/o Accel Entertainment, Inc., 140 Tower Drive, Burr Ridge, IL 60527and the telephone number for each such person is (630) 972 -2235:

Name	Age	Title
Andrew Rubenstein	51	Chief Executive Officer, President and Director
Karl Peterson	49	Chairman and Director
Brian Carroll	57	Chief Financial Officer
Derek Harmer	52	Secretary
Mark Phelan	51	Chief Revenue Officer
Michael Marino	40	Chief Commercial Officer
Ryan Hammer	43	President, Gaming Operations
Gordon Rubenstein	48	Director
Kathleen Philips	53	Director
David W. Ruttenberg	78	Director
Eden Godsoe	50	Director
Kenneth B. Rotman	53	Director
Dee Robinson	59	Director
The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer — Interests of Directors, Executive Officers and Others” is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a)Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer” is incorporated herein by reference.
(b)Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer — Interests of Directors, Executive Officers and Others” is incorporated herein by reference.
Item 5. Past Contracts, Transactions, Negotiations and Agreements.
(e)Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer — Transactions and Agreements Concerning Our Securities,” and “Description of Capital Stock” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a)Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer — Background and Purpose of the Offer” is incorporated herein by reference.

(b)Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer — Background and Purpose of the Offer” is incorporated herein by reference.
(c)Plans. Except as described in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors,” “The Offer,” “Summary — Summary of The Offer — The Company,” “Summary — Summary of The Offer — Corporate Structure,” and “Description of Capital Stock,” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board, or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from the NYSE; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.
Item 7. Source and Amount of Funds or Other Consideration.
(a)Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer — Source and Amount of Funds” is incorporated herein by reference.
(b)Conditions. Not applicable.
(d)Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a)Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer — Interests of Directors, Executive Officers and Others” is incorporated herein by reference.
(b)Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer — Transactions and Agreements Concerning Our Securities,” which is incorporated by reference herein, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Company’s warrants in the last 60 days.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a)Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer — Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors or the exchange agent for the Offer is making any recommendation as to whether holders of Accel Warrants should tender Accel Warrants for exchange in the Offer.
Item 10. Financial Statements.
(a)Financial Information. The financial statements and other financial information of the Company included in the Prospectus/Offer to Exchange are incorporated by reference herein. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the SEC prior to, or will file with the

SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.
(b)Pro Forma Information. The pro forma financial statements and other pro forma financial information of the Company included in the Prospectus/Offer to Exchange are incorporated by reference herein. The full text of such pro forma financial statements and other pro forma financial information, as well as the other documents the Company has filed with the Securities and Exchange Commission (“SEC”) prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.
Item 11. Additional Information.
(a)Agreements, Regulatory Requirements and Legal Proceedings.
(1)The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer — Agreements, Regulatory Requirements and Legal Proceedings” and in the section of the Proxy Statement entitled “Certain Relationships and Related Person Transactions” are incorporated herein by reference.
(2)The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer — Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.
(3)Not applicable.
(4)Not applicable.
(5)None.
(c)Not applicable.
Item 12. Exhibits.

Exhibit No.	Description

(a)(l)(A)
Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Registration Statement on Form S-4 filed by the Company with the SEC on July 14, 2020)

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on July 14, 2020)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on July 14, 2020)

(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on July 14, 2020)

(a)(1)(E)
Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on July 14, 2020)

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A))

(a)(5)	Press Release, dated July 14, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on 8-K filed by the Company with the SEC on July 14, 2020)

(b)	Not applicable

(c)	Not applicable

(d)(i)
Transaction Agreement, dated as of June 13, 2019, by and among TPG Pace Holdings Corp., the Sellers, David W. Ruttenberg and John S. Bakalar (as successor to Gordon Rubenstein) as Shareholder Representatives (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K dated June 13, 2019).

(d)(ii)
Amendment No. 1 to Transaction Agreement, dated as of July 22, 2019, by and among TPG Pace Holdings Corp., the Sellers, David W. Ruttenberg and John S. Bakalar (as successor to Gordon Rubenstein) as Shareholder Representatives (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K dated November 26, 2019).

(d)(iii)
Amendment No. 2 to Transaction Agreement, dated as of October 3, 2019, by and among TPG Pace Holdings Corp., the Sellers, David W. Ruttenberg and John S. Bakalar (as successor to Gordon Rubenstein) as Shareholder Representatives (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K dated November 26, 2019).

(d)(iv)	Amended and Restated Certificate of Incorporation of Accel Entertainment, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K dated November 26, 2019).

(d)(v)	Amended and Restated Bylaws of Accel Entertainment, Inc. (incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K dated November 26, 2019).

(d)(vi)	Amendment No. 1 to the Bylaws of Accel Entertainment, Inc (incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K dated May 11, 2020).

(d)(vii)
Warrant Agreement, dated as of June 27, 2017, between TPG Pace Holdings Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed with the SEC on June 30, 2017).

(d)(viii)	Form of Pace Warrant Certificate (incorporated by reference to Exhibit 4.3 to the registration statement on Form S-1 filed with the SEC on June 7, 2017.

(d)(ix)	Warrant Agreement, dated as of November 20, 2019 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K dated November 26, 2019).

(d)(x)	Form of Subscription Agreement with General Investors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated June 13, 2019).

(d)(xi)	Form of Subscription Agreement with Pace Affiliate (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated June 13, 2019).

(d)(xii)	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the SEC on November 20, 2019).

(d)(xiii)	Nominating and Support Agreement, dated November 6, 2019 (Incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K dated November 6, 2019.

(d)(xiv)	Mutual Support Agreement, dated November 6, 2019 (Incorporated by reference to Exhibit 99.1 filed with the Company’s Current Report on Form 8-K dated November 6, 2019).

(d)(xv)	Form of Company Restricted Stock Unit Award Agreement (Incorporated by reference to Exhibit 10.13 to the Company's Current Report on Form 8-K dated February 27, 2020).

(d)(xvi)	Form of Company Stock Option Award Agreement (Incorporated by reference to Exhibit 10.14 to the Company's Current Report on Form 8-K dated February 27, 2020).

(d)(xvii)
Credit Agreement, by and among New Pace LLC, the Company, Capital One, National Association and the other parties thereto, dated as of November 13, 2019 (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated November 13, 2019).

(d)(xviii)	Accel Entertainment, Inc. Long Term Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated November 20, 2019).

(d)(xix)	Accel Entertainment, Inc. 2011 Equity Incentive Plan (Incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 dated January 24, 2020).

(d)(xx)	Accel Entertainment, Inc. 2016 Equity Incentive Plan (Incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on t on Form S-8 dated January 24, 2020).

(d)(xxv)
Tender and Exchange Agreement, dated June 16, 2020, by and among Accel Entertainment, Inc. and the parties thereto (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form S-4 filed by the Company with the SEC on July 14, 2020)

(e)	Not applicable

(g)	Not applicable

(h)	Opinion of Fenwick & West LLP regarding certain U.S. tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on July 14, 2020)
Item 13. Information Required By Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACCEL ENTERTAINMENT, INC.

By:	/s/ Derek Harmer
Derek Harmer
General Counsel and Chief Compliance Officer
Dated: July 14, 2020